UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
Rule 13E-3 Transaction Statement
Pursuant to Section 13(e) of
the Securities Exchange Act of 1934
LEAR CORPORATION
(Name of the Issuer)
Lear Corporation
American Property Investors, Inc.
American Real Estate Partners, L.P.
American Real Estate Holdings Limited Partnership
AREP Car Holdings Corp.
AREP Car Acquisition Corp.
Carl C. Icahn
Vincent J. Intrieri
Icahn Partners LP
Icahn Partners Master Fund LP
Koala Holding Limited Partnership
High River Limited Partnership
Icahn Onshore LP
Icahn Offshore LP
Hopper Investments LLC
CCI Onshore Corp.
CCI Offshore Corp.
Barberry Corp.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
521865105
(CUSIP Number of Class of Securities)

Lear Corporation 21557 Telegraph Road Southfield, MI 48033 Attn: Daniel A. Ninivaggi Executive Vice President, General Counsel and Chief Administrative Officer (248) 447-1500	American Real Estate Partners, L.P. 767 Fifth Avenue, Suite 4700 New York, New York 10153 Attn: Keith A. Meister Principal Executive Officer and Vice Chairman of the Board (212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
Behalf of the Persons Filing Statement)
With copies to:

Bruce A. Toth, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Steven L. Wasserman, Esq. DLA Piper US LLP 1251 Avenue of the Americas New York, New York 10020 (212) 335-4948
     This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation	$2,857,990,534*	Amount of filing fee	$87,741**

*	Calculated solely for the purpose of determining the filing fee.

**	The maximum aggregate value was determined based upon the sum of (A) 76,685,623 shares of Common Stock multiplied by $36.00 per share; (B) options to purchase 720,575 shares of Common Stock with exercise prices less than $36.00 multiplied by $3.94 (which is the difference between $36.00 and the weighted average exercise price of $32.06 per share); (C) restricted stock units with respect to 1,856,831 shares of Common Stock multiplied by $36.00 per share; (D) stock appreciation rights with respect to 2,209,952 shares of Common Stock multiplied by $9.16 (which is the difference between $36.00 and the weighted average exercise price of $26.84 per share); (E) deferred unit accounts with respect to 104,896 shares of Common Stock multiplied by $36.00 per share; and (F) performance shares with respect to 100,103 shares of Common Stock multiplied by $36.00 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0000307 by the sum calculated in the preceding sentence.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$87,770	Filing Party:	Lear Corporation

Form or Registration No.:	Schedule 14A	Date Filed:	March 20, 2007

INTRODUCTION
     This Amendment No. 4 to Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Lear Corporation, a Delaware corporation (the “Company”), AREP Car Holdings Corp., a Delaware corporation (“Parent”), AREP Car Acquisition Corp., a Delaware corporation (“Merger Sub”), American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH”), American Real Estate Partners, L.P., a Delaware limited partnership (“AREP”), American Property Investors, Inc., a Delaware corporation, Carl C. Icahn, Vincent J. Intrieri, Icahn Partners LP, a Delaware limited partnership, Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, Koala Holding Limited Partnership, a Delaware limited partnership, High River Limited Partnership, a Delaware limited partnership, Icahn Onshore LP, a Delaware limited partnership, Icahn Offshore LP, a Delaware limited partnership, Hopper Investments LLC, a Delaware limited liability company, CCI Onshore Corp., a Delaware corporation, CCI Offshore Corp., a Delaware corporation, and Barberry Corp., a Delaware corporation (collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 9, 2007 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is approved by the Company’s stockholders and the other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”). The separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger. The separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. Upon consummation of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger, other than shares owned by Parent, Merger Sub or any subsidiary of Parent or shares held by holders who have properly demanded and perfected their appraisal rights, will be converted into the right to receive $36.00 in cash, without interest and less any applicable withholding taxes.
     The Company has filed with the SEC a definitive proxy statement dated May 23, 2007 (the “Proxy Statement”) under Regulation 14A of the Exchange Act in connection with the Merger and the annual meeting of the stockholders of the Company, and a proxy statement supplement dated June 18, 2007 (the “Supplement”) and additional supplemental materials dated May 30, 2007, June 19, 2007 and June 22, 2007 (collectively, the “Additional Materials”), which supplement the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. The Supplement is attached hereto as Exhibit (a)(5), and the Additional Materials are attached hereto as Exhibits (a)(6), (a)(7), (a)(8) and (a)(9).
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3.
Item 1. Summary Term Sheet
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Summary Term Sheet”
Item 2. Subject Company Information
     (a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033
(248) 447-1500

     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary of Annual Meeting — Outstanding Shares”
     (c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Important Information Regarding Lear—Market Price of Common Stock”
     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “The Merger Agreement—Conduct of Business Prior to Closing”
     “Important Information Regarding Lear—Market Price of Common Stock”
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Important Information Regarding Lear—Prior Purchases and Sales of Lear Common Stock”
Item 3. Identity and Background of Filing Person
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “The Parties to the Merger”
     “Important Information Regarding Lear”
     “Important Information Regarding the AREP Group”
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “The Parties to the Merger”
     “Important Information Regarding Lear”
     “Important Information Regarding the AREP Group”
     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “The Parties to the Merger”
     “Directors and Beneficial Ownership”
     “Important Information Regarding Lear—Executive Officers of Lear”

     “Important Information Regarding the AREP Group”
Item 4. Terms of the Transaction
     (a) Material terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Summary of the Annual Meeting”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Appendix A—The Merger Agreement
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Treatment of Options and Other Awards”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Appraisal Rights”
Appendix F—Section 262 of the General Corporation Law of the State of Delaware
(e) Provisions for Unaffiliated Security Holders. None.
(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Limited Guaranty”
“Special Factors—Interests of the Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
“The Merger Agreement”
     (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Limited Guaranty”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
“The Merger Agreement”
Appendix A—The Merger Agreement
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”

     “Special Factors—Limited Guaranty”
     “Special Factors—Voting Agreement”
     “The Merger Agreement”
     Appendix A—The Merger Agreement
     Appendix C—The Voting Agreement
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Answers to Questions You May Have”
     “Special Factors— The AREP Group’s Purposes and Reasons for the Merger”
     “Special Factors—Plans for Lear after the Merger”
     “Special Factors—Certain Effects of the Merger”
     “The Merger Agreement—Merger Consideration”
     “The Merger Agreement—Treatment of Options and Other Awards”
     Appendix A—The Merger Agreement
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet”
     “Answers to Questions You May Have”
     “Special Factors—Background of the Merger”
     “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
     “Special Factors—Opinion of Financial Advisor to the Special Committee”
     “Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
     “Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
     “Special Factors—Plans for Lear after the Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors— Financing of the Merger”

“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
Appendix A—The Merger Agreement
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”

“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Opinion and Report of Advisors to the AREP Group”
“Special Factors—Plans for Lear after the Merger”
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
     The Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Appendix A—The Merger Agreement
Item 8. Fairness of the Transaction
     (a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”

“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Plans for Lear after the Merger”
“Important Information Regarding Lear”
The information set forth in the Supplement under the following caption is incorporated herein by reference:
“Supplemental Information–Background of the Merger”
Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     The presentations dated February 1, 2007, February 3, 2007 and February 6, 2007, prepared by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2), (c)(3) and (c)(4), respectively, and are incorporated by reference herein.
     (c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Summary of the Annual Meeting—Record Date”
“Summary of the Annual Meeting—Quorum”
“Summary of the Annual Meeting—Required Vote”
“The Merger Agreement—Conditions to the Merger”
     (d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
     (f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a) — (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—Opinion of J.P. Morgan Securities Inc.”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors—Opinion of Financial Advisor to the Special Committee”
“Special Factors—Opinion and Report of Advisors to the AREP Group”
“Important Information Regarding Lear”
Appendix B—Fairness Opinion of J.P. Morgan Securities Inc.
     The presentations dated February 1, 2007, February 3, 2007 and February 6, 2007, prepared by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of the Company, are attached hereto as Exhibits (c)(2), (c)(3) and (c)(4), respectively, and are incorporated by reference herein.
     Information provided by the Company to J.P. Morgan Securities Inc. in connection with the financial analysis reflected in J.P. Morgan Securities Inc.’s presentations for the Special Committee of the Board of Directors of the Company is attached hereto as Exhibit (c)(5) and incorporated herein by reference.
     The Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. is attached hereto as Exhibit (c)(6) and incorporated herein by reference.
     The opinion of Morgan Joseph & Co. Inc., dated February 9, 2007, is attached hereto as Exhibit (c)(7) and is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration
     (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Financing of the Merger”
“The Merger Agreement—Financing”
“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expenses”
“The Merger Agreement—Conditions to the Merger”
Appendix A—The Merger Agreement
Item 11. Interest in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Important Information Regarding Lear—Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Voting Agreement”
“Important Information Regarding Lear—Securities Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Lear—Prior Purchases and Sales of Lear Common Stock”
Item 12. The Solicitation or Recommendation
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”
“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
“Special Factors—Voting Agreement”
     (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Answers to Questions You May Have”

“Special Factors—Background of the Merger”
“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors”
“Special Factors— The AREP Group’s Purpose and Reasons for the Merger”
“Special Factors—The Position of the AREP Group as to the Fairness of the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
Item 13. Financial Information
     (a) Financial Information. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Lear—Selected Financial Data”
“Where You Can Find More Information”
     (b) Pro forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Answers to Questions You May Have—Questions and Answers About the Annual Meeting”
“Summary of the Annual Meeting—Proxy Solicitation”
     (b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Plans for Lear After the Merger”
“Special Factors—Interests of Lear’s Directors and Executive Officers in the Merger”
Item 15. Additional Information
     (b) Other material information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference. The information set forth in the Supplement and the Additional Materials is incorporated herein by reference.
Item 16. Exhibits
     (a)(1) Proxy Statement of Lear Corporation (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 23, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 22, 2007).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(5) Supplement to the Proxy Statement (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 19, 2007).
     (a)(6) Additional Materials filed with the Securities and Exchange Commission on May 30, 2007 containing a letter from Lear Corporation to the Court of Chancery of the State of Delaware in and for New Castle County (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 30, 2007).
     (a)(7) Additional Materials filed with the Securities and Exchange Commission on May 30, 2007 containing a letter to Institutional Shareholder Services from Larry W. McCurdy, Chairman, Special Committee of the Board of Directors of Lear Corporation, and related materials (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 30, 2007).
     (a)(8) Additional Materials filed with the Securities and Exchange Commission on June 20, 2007 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 20, 2007).
     (a)(9) Additional Materials filed with the Securities and Exchange Commission on June 22, 2007 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 22, 2007).
     (b)(1) Commitment Letter, dated February 8, 2007, by Bank of America, N.A. and Banc of America Securities LLC (previously filed as Exhibit (b)(1) to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (c)(1) Opinion of J.P. Morgan Securities Inc., dated February 8, 2007 (incorporated herein by reference to Appendix B of the Proxy Statement).
     (c)(2) Presentation, dated February 1, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(3) Presentation, dated February 3, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(3) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(4) Presentation, dated February 6, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(2) to Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (c)(5) Information provided by Lear Corporation to J.P. Morgan Securities Inc. in connection with J.P. Morgan Securities Inc.’s presentations to the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(5) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(6) Strategic Assessment Report, dated February 2, 2007, by A. T. Kearney Inc. for American Real Estate Partners, L.P. (previously filed as Exhibit (c)(3) to Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).†
     (c)(7) Opinion of Morgan Joseph & Co. Inc., dated February 9, 2007 (previously filed as Exhibit (c)(4) to Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (d)(1) Agreement and Plan of Merger, dated February 9, 2007, among Lear Corporation, AREP Car Holdings Corp. and AREP Car Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
     (d)(2) Voting Agreement, dated February 9, 2007, by and among Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Koala Holding Limited Partnership and High River Limited Partnership (incorporated by reference to Appendix C of the Proxy Statement).
     (d)(3) Guaranty of Payment, dated February 9, 2007, by American Real Estate Partners, L.P. in favor of Lear Corporation (incorporated by reference to Appendix D of the Proxy Statement).
     (d)(4) Stock Purchase Agreement, dated as of October 17, 2006, among the Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP and Koala Holding LLC (incorporated by reference to Exhibit 10.1 to Lear’s Current Report on Form 8-K (SEC File No. 1-11311), filed on October 17, 2006).
     (f) Appendix F to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

†	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [*].

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 26, 2007

LEAR CORPORATION

By:	/s/ Daniel A. Ninivaggi
	Name:	Daniel A. Ninivaggi
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

AREP CAR HOLDINGS CORP.
By:	/s/ Andrew Skobe
	Name:	Andrew Skobe
	Title:	Chief Financial Officer

AREP CAR ACQUISITION CORP.
By:	/s/ Andrew Skobe
	Name:	Andrew Skobe
	Title:	Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:	American Property Investors, Inc., its General Partner

By:	/s/ Andrew Skobe
	Name:	Andrew Skobe
	Title:	Interim Chief Accounting Officer, Interim Chief Financial Officer and Treasurer

AMERICAN REAL ESTATE PARTNERS, L.P.
By:	American Property Investors, Inc., its General Partner

By:	/s/ Andrew Skobe
	Name:	Andrew Skobe
	Title:	Interim Chief Accounting Officer, Interim Chief Financial Officer and Treasurer

AMERICAN PROPERTY INVESTORS, INC.
By:	/s/ Andrew Skobe
	Name:	Andrew Skobe
	Title:	Interim Chief Accounting Officer, Interim Chief Financial Officer and Treasurer

CARL C. ICAHN
By:	/s/ Carl C. Icahn

VINCENT J. INTRIERI
By:	/s/ Vincent J. Intrieri

ICAHN PARTNERS LP
By: Icahn Onshore LP, its General Partner
By: CCI Onshore Corp., its General Partner

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP
By: Icahn Offshore LP, its General Partner
By: CCI Offshore Corp., its General Partner

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LIMITED PARTNERSHIP
By: Barberry Corp., its General Partner

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its General Partner
By: Barberry Corp., its Sole Member

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., its Sole Member

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

ICAHN ONSHORE LP
By: CCI Onshore Corp., its General Partner

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

ICAHN OFFSHORE LP
By: CCI Offshore Corp., its General Partner

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

CCI ONSHORE CORP.

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

CCI OFFSHORE CORP.

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner

Name: Edward Mattner
Title: Authorized Signatory

INDEX TO EXHIBITS
     (a)(1) Proxy Statement of Lear Corporation (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 23, 2007).
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 22, 2007).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(5) Supplement to the Proxy Statement (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 19, 2007).
     (a)(6) Additional Materials filed with the Securities and Exchange Commission on May 30, 2007 containing a letter from Lear Corporation to the Court of Chancery of the State of Delaware in and for New Castle County (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 30, 2007).
     (a)(7) Additional Materials filed with the Securities and Exchange Commission on May 30, 2007 containing a letter to Institutional Shareholder Services from Larry W. McCurdy, Chairman, Special Committee of the Board of Directors of Lear Corporation, and related materials (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 30, 2007).
     (a)(8) Additional Materials filed with the Securities and Exchange Commission on June 20, 2007 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 20, 2007).
     (a)(9) Additional Materials filed with the Securities and Exchange Commission on June 22, 2007 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 22, 2007).
     (b)(1) Commitment Letter, dated February 8, 2007, by Bank of America, N.A. and Banc of America Securities LLC (previously filed as Exhibit (b)(1) to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (c)(1) Opinion of J.P. Morgan Securities Inc., dated February 8, 2007 (incorporated herein by reference to Appendix B of the Proxy Statement).
     (c)(2) Presentation, dated February 1, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(3) Presentation, dated February 3, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(3) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(4) Presentation, dated February 6, 2007, by J.P. Morgan Securities Inc. for the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(2) to Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (c)(5) Information provided by Lear Corporation to J.P. Morgan Securities Inc. in connection with J.P. Morgan Securities Inc.’s presentations to the Special Committee of the Board of Directors of Lear Corporation (previously filed as Exhibit (c)(5) to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2007).
     (c)(6) Strategic Assessment Report, dated February 2, 2007, by A.T. Kearney Inc. for American Real Estate Partners, L. P. (previously filed as Exhibit (c)(3) to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007)†
     (c)(7) Opinion of Morgan Joseph & Co. Inc., dated February 9, 2007 (previously filed as Exhibit (c)(4) to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 20, 2007).
     (d)(1) Agreement and Plan of Merger, dated February 9, 2007, among Lear Corporation, AREP Car Holdings Corp. and AREP Car Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
     (d)(2) Voting Agreement, dated February 9, 2007, by and among Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Koala Holding Limited Partnership and High River Limited Partnership (incorporated by reference to Appendix C of the Proxy Statement).
     (d)(3) Guaranty of Payment, dated February 9, 2007, by American Real Estate Partners, L.P. in favor of Lear Corporation (incorporated by reference to Appendix D of the Proxy Statement).
     (d)(4) Stock Purchase Agreement, dated as of October 17, 2006, among the Lear Corporation, Icahn Partners LP, Icahn Partners Master Fund LP and Koala Holding LLC (incorporated by reference to Exhibit 10.1 to Lear’s Current Report on Form 8-K (SEC File No. 1-11311), filed on October 17, 2006).
     (f) Appendix F to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

†	Certain information in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Exchange Act. Omitted portions are indicated in this exhibit with [*].